UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant's name into English)

c/o Loeb & Loeb LLP
345 Park Avenue, New York, NY 10154
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐Yes                     ☒No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 5, 2014, the majority of the holders (the "Shareholders") of the shares of Prime Acquisition Corp., (the "Company"), resolved to: (a) remove the following persons from the board of directors of the Company (the "Board"): (i) Marco Prete, (ii) Stefano Ferrari, (iii) Cristina Fragni, (iv) Mark Horan, and (v) Enrico Valdani, and (b) appoint the following individuals to the Board: (i) Diana Liu, and (ii) George Kaufman, effective immediately.

On May 8, 2014, the Company appointed (i) William Tsu-Cheng Yu, one of the Company's current members of the Board, as Interim Chief Executive Officer, and (ii) Amy Lau as Interim Chief Financial Officer.

Ms. Lau is a Certified Management Accountant and previously served as a financial consultant to the Company from its inception in 2010 until September 2013. From 2007 to 2010, she served as controller at Optoplex Corp., an optic fiber component company based in Silicon Valley, CA. From 2008 to 2009, she served as a financial consultant to Spring Creek Acquisition Corp., a blank check company. In addition, Ms. Lau has been serving as the Director of Outsourced Services at Morling & Company, a financial services firm based in San Francisco, since April, 2014.

On May 8, 2014, the Company appointed Andrea Crespi Bel'skij as Executive Vice President of European Operations.

Mr. Crespi Bel'skij is a financial asset management professional and a certified international investment analyst, and has been serving as the CEO of EF Finance & Investments, a structured finance and M&A advisory firm in Milan, Italy since May 2013. From 2011 to 2012, he served as the executive director of Helpy Finance, a debt financing consulting firm, in Brescia and Milan, Italy. In 2011, he served as the investor relation and M&A officer of LandiRenzo Spa, a motor producer and alternative fuel solutions company in Reggio Emilia, Italy. From 2009 to 2010, he served as the head of Corporate Finance for FBS SpA, a company involved in the management of portfolios of distressed loans for international institutions and in the securitization of credit portfolios, in Milan, Italy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Acquisition Corp.

Dated: May 19, 2014	By:	/s/ William Yu
Name: William Yu Title: Interim Chief Executive Officer